                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  FORM 12b-25

                                                              SEC FILE NUMBER
                                                            811-04347; 002-98772

                           NOTIFICATION OF LATE FILING

                                                                CUSIP NUMBER

(Check One): [ ] Form 10-K [ ] Form 20-F [ ] Form 11-K [ ] Form 10-Q
             [ ] Form 10-D [ ] Form N-SAR [X] Form N-CSR

                  For Period Ended: 2/28/2006
                  [ ] Transition Report on Form 10-K
                  [ ] Transition Report on Form 20-F
                  [ ] Transition Report on Form 11-K
                  [ ] Transition Report on Form 10-Q
                  [ ] Transition Report on Form N-SAR
                  For the Transition Period Ended:_________________________

  Read Instruction (on back page) Before Preparing Form. Please Print or Type.

    NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS
                   VERIFIED ANY INFORMATION CONTAINED HEREIN.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

--------------------------------------------------------------------------------

                        PART I -- REGISTRANT INFORMATION

           GMO Trust, on behalf of its series listed on Attachment A hereto.
--------------------------------------------------------------------------------
FULL NAME OF REGISTRANT

--------------------------------------------------------------------------------
FORMER NAME IF APPLICABLE
                                 40 Rowes Wharf
--------------------------------------------------------------------------------
ADDRESS OF PRINCIPAL EXECUTIVE OFFICE (Street and Number)
                           Boston, Massachusetts 02110
--------------------------------------------------------------------------------
CITY, STATE AND ZIP CODE

--------------------------------------------------------------------------------
PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

      (a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

      (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or
   [X] portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

      (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

================================================================================

PART III -- NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q,10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

SEC 1344 (04-06)

See Attachment B.

PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Susan Randall Harbert                    617                346-7613
---------------------                -----------     ---------------------
       (NAME)                        (AREA CODE)       (TELEPHONE NUMBER)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s). [X] Yes [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [ ] Yes [X] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

--------------------------------------------------------------------------------

                                    GMO TRUST
                  --------------------------------------------
                  (NAME OF REGISTRANT AS SPECIFIED IN CHARTER)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date APRIL 26, 2006          By /s/ SUSAN RANDALL HARBERT
                                ------------------------------------------------
                                Name:  Susan Randall Harbert
                                Title: Treasurer and Principal Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION

INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).

                              GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5. Electronic Filers: This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit reports within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (Section 232.201 or Section 232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (Section 232.13(b) of this chapter).

                                                                    ATTACHMENT A

             LIST OF SERIES SUBJECT TO NOTIFICATION OF LATE FILING

GMO FUNDS                                           CORRESPONDING NEW GMO FUNDS
---------                                           ---------------------------
GMO Growth Fund                                     GMO U.S. Growth Fund

GMO International Disciplined Equity Fund           GMO International Core Equity Fund

GMO International Growth Fund                       GMO International Growth Equity Fund

GMO Intrinsic Value Fund                            GMO U.S. Intrinsic Value Fund

GMO Small/Mid Cap Growth Fund                       GMO U.S. Small/Mid Cap Growth Fund

GMO Small/Mid Cap Value Fund                        GMO U.S. Small/Mid Cap Value Fund

GMO U.S. Core Fund                                  GMO U.S. Core Equity Fund

GMO Value Fund                                      GMO U.S. Value Fund

                                                                    ATTACHMENT B

Part III - Narrative

For the reasons noted below, the GMO Trust (the "Trust") will be unable to complete its Form N-CSR filing relating to each series listed on Attachment A (the "Series") with respect to each Series' fiscal year ended February 28, 2006 within the prescribed time period. This matter was previously referenced by J.B. Kittredge, General Counsel of the Trust's adviser, Grantham, Mayo, Van Otterloo & Co. LLC, in a call with Brian Bullard and James Campbell on Monday, April 17, 2006.

Each Series was involved in transactions referred to in past correspondence with the staff of the Securities and Exchange Commission ("SEC") as "Migrations". The Migrations involved the following:(1)

            - Shareholders of the Series identified on Attachment A as "GMO Funds" were given the opportunity to redeem all of their GMO Fund shares and receive their redemption proceeds in shares of equal value of the corresponding Series identified on Attachment A as "New GMO Funds";

            - Most (but not all) of the shareholders of each of the GMO Funds requested the redemption of their shares;

            - On September 16, 2005 (the "Migration Date"), each GMO Fund transferred assets and liabilities to its corresponding New GMO Fund in consideration for all of the outstanding shares of New GMO Fund. The value of the net assets transferred by each GMO Fund equaled the value of the redemption requests the GMO Fund had received from its shareholders, and represented on a net basis the same percentage of such GMO Fund's net assets as the percentage of redeeming shareholders' equity in the GMO Fund; and

            - Immediately thereafter on the Migration Date, the redeeming shareholders of each GMO Fund received, as consideration for their GMO Fund shares, an in-kind distribution of New GMO Fund shares of equal value.

In determining the most appropriate financial accounting treatment for the Migrations, the Trust spent considerable time reviewing the different possible treatments using both internal resources as well as consulting with PricewaterhouseCoopers LLP ("PwC"), the Trust's independent registered public accounting firm, and Lawrence Friend, a consultant with extensive experience in mutual fund accounting matters. Based on this review and analysis, the Trust determined to treat each GMO Fund as a continuing financial accounting entity (i.e., as retaining its financial accounting history and basis), and each New GMO Fund as a new financial accounting entity commencing operations on the Migration Date.(2) On April 7, 2006, the SEC staff notified us that it disagreed with this accounting treatment. More specifically, the SEC staff indicated that following the Migrations, each GMO Fund should be accounted for as a new financial

------------------
(1) Additional details concerning the Migrations were provided in prior written submissions to the SEC staff, including a letter from Thomas R. Hiller of Ropes & Gray LLP to Mr. Brion R. Thompson dated October 27, 2005, and a letter from Sheppard N. Burnett of Grantham, Mayo, Van Otterloo & Co. LLC to Mr. Brian Bullard dated February 21, 2006 (the "February 21, 2006 Letter"). We would be pleased to provide copies of these letters, as well as any other information concerning the Migrations, if that would be helpful.

(2) For details regarding the basis for this conclusion, including the basis for PwC's national office's conclusion that this represented a reasonable position in accounting for the Migrations based on the existing technical accounting literature, we refer you to the February 21, 2006 Letter.

accounting entity commencing operations on the Migration Date, and that each New GMO Fund should be treated as the continuation of the corresponding GMO Fund's financial accounting history.

The SEC staff's decision with respect to the proper accounting treatment of the Migrations has significant implications for each Series' annual shareholder report, and each such report will require extensive changes to give effect to this decision. The period covered by the reports for the GMO Funds will be reduced to a period of less than six months, and the periods covered by the reports for the New GMO Funds will now include a full 12 month period. The cost basis of portfolio securities transferred to the New GMO Funds in the Migrations will no longer be marked-to-market as of the Migration Date (and the cost basis of portfolio securities left in the GMO Funds at the time of the Migrations will now be required to have been marked-to-market as of the Migration Date). Changes will be required to be made to virtually every part of each report, including the management discussion and analysis, performance graph, schedule of investments, statement of assets and liabilities, statement of operations, statement of changes in net assets, financial highlights and notes.

As a result, the Trust will be unable to transmit the Series' annual reports to shareholders for the fiscal year ended February 28, 2006 within the timeframe prescribed by Rule 30e-1(c) of the 1940 Act, and similarly will be unable to complete and file certain information relating to the Series in the Trust's Form N-CSR filing within the prescribed timeframe. As such, the Trust intends to submit two Form N-CSR filings relating to the period ended February 28, 2006. The first filing, which will be submitted in a timely manner, will include all required information for each series of the Trust other than the Series, as well as certain information relating to all series of the Trust (including the Series) that is not dependent upon the completion of the Series' annual reports. The second filing, which will not be submitted within the prescribed timeframe, will supply the remaining information required by Form N-CSR.